UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

SunAmerica Focused Alpha Large-Cap Fund, Inc. (FGI)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

867038101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 867038101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,452,354

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,452,354

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,452,354

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

20.06%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

AIG SunAmerica Assett Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,452,354 shares of SunAmerica Focused Alpha Large-Cap Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 20.06% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the SunAmerica Focused Alpha Large-Cap Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since August 15, 2007.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,452,354 shares or 20.06% of the outstanding shares. George W. Karpus presently owns 14,154 shares. Mr. Karpus purchased shares on September 5, 2007 at $18.97 (50 shares), September 7, 2007 at $18.86 (10 shares), September 16, 2008 at $13.86 (30 shares), September 17, 2008 at $13.46 (25 shares), September 18, 2008 at $13.31 (200 shares), September 22, 2008 at $13.61 (195 shares), September 23, 2008 at $13.40 (310 shares), September 29, 2008 at $12.96 (405 shares), October 6, 2008 at $11.47 (330 shares), October 7, 2008 at $11.11 (60 shares), October 8, 2008 at $10.37 (250 shares), November 20, 2008 at $8.60 (10 shares), November 24, 2008 at $8.64 (75 shares), November 25, 2008 at $8.96 (40 shares), December 10, 2008 at $9.81 (45 shares), December 11, 2008 at $9.66 (50 shares), December 15, 2008 at $9.43 (40 shares), November 17, 2009 at $13.16 (100 shares), November 19, 2009 at $13.14 (100 shares), November 23, 2009 at $13.20 (100 shares), November 27, 2009 at $13.02 (100 shares), November 30, 2009 at $13.05 (100 shares), December 1, 2009 at $13.28 (100 shares), December 4, 2009 at $13.32 (100 shares), December 8, 2009 at $12.96 (100 shares), December 9, 2009 at $12.91 (200 shares), December 10, 2009 at $13.00 (100 shares), December 11, 2009 at $13.09 (100 shares), December 14, 2009 at $13.18 (100 shares), December 15, 2009 at $13.29 (100 shares), December 16, 2009 at $13.33 (400 shares), December 17, 2009 at $13.25 (100 shares), December 18, 2009 at $13.20 (200 shares), December 28, 2009 at $13.51 (100 shares), January 13, 2010 at $13.79 (200 shares), January 14, 2010 at $13.89 (100 shares), January 15, 2010 at $13.78 (200 shares), January 19, 2010 at $13.91 (100 shares), January 20, 2010 at $13.85 (100 shares), January 21, 2010 at $13.76 (300 shares), January 22, 2010 at $13.39 (300 shares), January 25, 2010 at $13.29 (200 shares), January 27, 2010 at $13.22 (200 shares), January 28, 2010 at $13.30 (100 shares), January 29, 2010 at $13.16 (100 shares), February 2, 2010 at $13.35 (100 shares), February 4, 2010 at $13.41 (100 shares), February 10, 2010 at $13.05 (1100 shares), February 12, 2010 at $13.05 (100 shares), February 16, 2010 at $13.34 (100 shares), February 17, 2010 at $13.41 (800 shares), February 18, 2010 at $13.47 (100 shares), February 19, 2010 at $13.59 (100 shares), February 23, 2010 at $13.45 (2100 shares), February 24, 2010 at $13.49 (100 shares), February 25, 2010 at $13.26 (100 shares), February 26, 2010 at $13.42 (100 shares), March 2, 2010 at $13.69 (100 shares), March 3, 2010 at $13.78 (100 shares), March 4, 2010 at $13.77 (100 shares), March 8, 2010 at $14.02 (100 shares), March 10, 2010 at $14.04 (100 shares), March 11, 2010 at $14.05 (100 shares), March 15, 2010 at $14.07 (100 shares), March 24, 2010 at $14.27 (100 shares), March 25, 2010 at $14.26 (200 shares), March 26, 2010 at $14.08 (100 shares), March 29, 2010 at $14.16 (100 shares), March 30, 2010 at $14.20 (100 shares), March 31, 2010 at $14.18 (100 shares), April 1, 2010 at $14.33 (200 shares), April 5, 2010 at $14.36 (300 shares), April 6, 2010 at $14.36 (200 shares), April 7, 2010 at $14.43 (100 shares), April 8, 2010 at $14.44 (200 shares), April 9, 2010 at $14.44 (300 shares), April 12, 2010 at $14.46 (100 shares), April 13, 2010 at $14.47 (100 shares), April 14, 2010 at $14.59 (100 shares), April 19, 2010 at $14.73 (1000 shares), April 20, 2010 at $14.83 (100 shares), April 21, 2010 at $14.85 (100 shares), April 26, 2010 at $14.99 (100 shares), April 27, 2010 at $14.82 (200 shares), April 28, 2010 at $14.66 (100 shares), April 30, 2010 at $14.66 (500 shares), May 21, 2010 at $12.63 (80 shares), June 7, 2010 at $12.87 (80 shares), July 27, 2010 at $13.44 (100 shares), July 28, 2010 at $13.29 (100 shares), July 29, 2010 at $13.27 (100 shares), July 30, 2010 at $13.12 (100 shares), August 11, 2010 at $13.39 (100 shares), August 18, 2010 at $13.46 (100 shares), August 19, 2010 at $13.32 (100 shares), August 20, 2010 at $13.20 (100 shares), August 25, 2010 at $12.77 (80 shares), August 26, 2010 at $12.86 (1000 shares), September 7, 2010 at $13.49 (100 shares), September 9, 2010 at $13.73 (2450 shares), September 10, 2010 at $13.76 (100 shares), September 13, 2010 at $13.93 (100 shares), and on September 14, 2010 at $13.99 (100 shares). Mr. Karpus sold shares on August 18, 2009 at $11.30 (100 shares), August 19, 2009 at $11.33 (100 shares), and on December 2, 2010 at $16.74 (7076 shares). JoAnn Van Degriff presently owns 2,290 shares. Mrs. Van Degriff purchased shares on April 7, 2008 at $16.65 (500 shares), September 17, 2008 at $13.46 (15 shares), September 18, 2008 at $13.31 (25 shares), September 22, 2008 at $13.61 (25 shares), September 23, 2008 at $13.40 (25 shares), September 29, 2008 at $12.96 (85 shares), October 6, 2008 at $11.47 (40 shares), October 7, 2008 at $11.11 (10 shares), October 8, 2008 at $10.37 (30 shares), October 10, 2008 at $8.48 (40 shares), November 24, 2008 at $8.64 (10 shares), November 25, 2008 at $8.96 (5 shares), December 15, 2008 at $9.43 (5 shares), December 16, 2009 at $13.33 (100 shares), December 17, 2009 at $13.25 (100 shares), December 18, 2009 at $13.20 (100 shares), December 28, 2009 at $13.51 (100 shares), January 13, 2010 at $13.79 (100 shares), January 21, 2010 at $13.76 (100 shares), January 22, 2010 at $13.39 (100 shares), February 10, 2010, at $13.05 (200 shares), March 2, 2010 at $13.69 (100 shares), March 4, 2010 at $13.77 (100 shares), March 25, 2010 at $14.26 (100 shares), April 1, 2010 at $14.33 (100 shares), April 5, 2010 at $14.36 (100 shares), April 6, 2010 at $14.36 (100 shares), April 13, 2010 at $14.47 (100 shares), April 28, 2010 at $14.66 (100 shares), April 30, 2010 at $14.66 (100 shares), May 5, 2010 at $14.05 (100 shares), May 12, 2010 at $13.93 (100 shares), May 14, 2010 at $13.61 (100 shares), May 21, 2010 at $12.63 (80 shares), May 24, 2010 at $12.71 (80 shares), June 1, 2010 at $13.07 (80 shares), July 16, 2010 at $12.94 (100 shares), July 29, 2010 at $13.27 (100 shares), and on August 24, 2010 at $12.96 (80 shares). Mrs. Van Degriff sold shares on December 2, 2010 at $16.74 (1145 shares). Dana R. Consler presently owns 140 shares. Mr. Consler purchased shares September 16, 20008 at $13.86 (5 shares), September 17, 2008 at $13.46 (5 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (10 shares), September 23, 2008 at $13.40 (10 shares), September 29, 2008 at $12.96 (35 shares), October 6, 2008 at $11.47 (15 shares), October 7, 2008 at $11.11 (5 shares), October 10, 2008 at $8.48 (5 shares), November 24, 2008 at $8.64 (15 shares), November 25, 2008 at $8.96 (10 shares), December 10, 20008 at $9.81 (5 shares), December 11, 2008 at $9.66 (10 shares), December 15, 2008 at $9.43 (10 shares), and on January 11, 2010 at $13.95 (100 shares). Mr. Consler sold shares on April 15, 2009 at $9.53 (35 shares), and on December 2, 2010 at $16.74 (70 shares). Kathleen F. Crane presently owns 310 shares. Mrs. Crane purchased shares on October 9, 2007 at $20.17 (50 shares), October 11, 2007 at $20.22 (170 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (5 shares), September 23, 2008 at $13.40 (5 shares), September 29, 2008 at $12.96 (15 shares), October 6, 2008 at $11.47 (5 shares), October 7, 2008 at $11.11 (5 shares), October 8, 2008 at $10.37 (5 shares), October 10, 2008 at $8.48 (5 shares), November 24, 2008 at $8.64 (5 shares), November 25, 2008 at $8.96 (5 shares), December 31, 2009 at $13.60 (35 shares), May 20, 2010 at $12.76 (50 shares), and on June 8, 2010 at $12.75 (100 shares). Mrs. Crane sold shares on December 2, 2010 at $16.74 (155 shares). Karpus Investment Management Defined Benefit Plan presently owns 1,007 shares. The Plan purchased shares on August 21, 2007 at $17.84 (25 shares), August 22, 2007 at $18.34 (50 shares), August 28, 2007 at $18.51 (365 shares), September 16, 2008 at $13.86 (5 shares), September 17, 2008 at $13.46 (5 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (10 shares), September 23, 2008 at $13.40 (10 shares), September 29, 2008 at $12.96 (25 shares), October 6, 2008 at $11.47 (10 shares), October 7, 2008 at $11.11 (5 shares), October 8, 2008 at $10.37 (5 shares), October 10, 2008 at $8.48 (10 shares), November 24, 2008 at $8.64 (5 shares), November 25, 2008 at $8.96 (5 shares), December 10, 2008 at $9.81 (5 shares), December 11, 2008 at $9.66 (5 shares), December 15, 2008 at $9.43 (5 shares), December 16, 2009 at $13.33 (100 shares), December 18, 2009 at $13.20 (100 shares), February 10, 2010 at $13.05 (100 shares), March 4, 2010 at $13.77 (100 shares), April 9, 2010 at $14.44 (100 shares), April 14, 2010 at $14.59 (100 shares), April 16, 2010 at $14.53 (100 shares), April 30, 2010 at $14.66 (100 shares), May 18, 2010 at $13.39 (100 shares), and on August 26, 2010 at $12.85 (80 shares). The Plan sold shares on January 7, 2008 at $18.66 (25 shares), and on December 2, 2010 at $16.74 (503 shares). Karpus Investment Management Profit Sharing Plan presently owns 10,570 shares. The Plan purchased shares on September 16, 2008 at $13.86 (35 shares), September 17, 2008 at $13.46 (30 shares), September 18, 2008 at $13.31 (100 shares), September 22, 2008 at $13.61 (95 shares), September 23, 2008 at $13.40 (115 shares), September 29, 2008 at $12.96 (335 shares), October 6, 2008 at $11.47 (160 shares), October 7, 2008 at $11.11 (60 shares), November 20, 2008 at $8.60 (10 shares), November 24, 2008 at $8.64 (55 shares), November 25, 2008 at $8.96 (30 shares), December 10, 2008 at $9.81 (35 shares), December 11, 2008 at $9.66 (40 shares), December 15, 2008 at $9.43 (35 shares), June 15, 2009 at $10.11 (500 shares), December 31, 2009 at $13.61 (5000 shares), February 10, 2010 at $13.05 (89 shares), March 24, 2010 at $14.27 (100 shares), March 25, 2010 at $14.26 (100 shares), March 29, 2010 at $14.16 (100 shares), March 31, 2010 at $14.18 (100 shares), April 1, 2010 at $14.33 (100 shares), April 5, 2010 at $14.36 (100 shares), April 7, 2010 at $14.45 (1000 shares), April 9, 2010 at $14.45 (1100 shares), April 13, 2010 at $14.47 (100 shares), April 14, 2010 at $14.59 (100 shares), April 20, 2010 at $14.83 (100 shares), April 21, 2010 at $14.85 (100 shares), April 26, 2010 at $14.99 (100 shares), April 27, 2010 at $14.82 (200 shares), April 28, 2010 at $14.66 (200 shares), April 30, 2010 at $14.66 (400 shares), May 3, 2010 at $14.52 (100 shares), May 4, 2010 at $14.28 (100 shares), May 5, 2010 at $14.05 (200 shares), May 7, 2010 at $13.37 (200 shares), May 10, 2010 at $13.82 (100 shares), May 11, 2010 at $13.86 (100 shares), May 12, 2010 at $13.93 (100 shares), May 13, 2010 at $13.99 (100 shares), May 14, 2010 at $13.61 (100 shares), May 17, 2010 at $13.44 (100 shares), May 18, 2010 at $13.39 (100 shares), May 19, 2010 at $13.17 (100 shares), May 20, 2010 at $12.76 (180 shares), July 12, 2010 at $12.82 (100 shares), July 14, 2010 at $13.02 (100 shares), July 15, 2010 at $13.02 (100 shares), July 16, 2010 at $12.94 (100 shares), July 19, 2010 at $12.86 (100 shares), July 21, 2010 at $13.07 (100 shares), July 22, 2010 at $13.31 (100 shares), July 26, 2010 at $13.48 (100 shares), July 27, 2010 at $13.44 (100 shares), July 28, 2010 at $13.29 (100 shares), July 29, 2010 at $13.27 (100 shares), July 30, 2010 at $13.12 (100 shares), August 11, 2010 at $13.39 (100 shares), August 18, 2010 at $13.46 (100 shares), August 19, 2010 at $13.32 (100 shares), August 20, 2010 at $13.20 (100 shares), September 7, 2010 at $13.49 (100 shares), September 9, 2010 at $13.73 (1900 shares), and on January 11, 2011 at $16.14 (100 shares). The Plan sold shares on August 18, 2009 at $11.30 (100 shares), August 19, 2009 at $11.33 (100 shares), and on December 2, 2010 at $16.74 (5234 shares). None of the other principals of KIM presently own shares of SunAmerica Focused Alpha Large-Cap Fund, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 2/18/2011 330   $17.33
 2/22/2011 2027   $16.94
 2/23/2011 1303   $16.84
 2/24/2011 700   $16.83
 2/25/2011 715   $17.11
 2/25/2011 (450)  $17.05
 2/28/2011 2580   $17.16
 3/1/2011 225   $16.93
 3/2/2011 2070   $17.02
 3/3/2011 200   $17.36
 3/4/2011 3620   $17.31
 3/4/2011 (40)  $17.24
 3/7/2011 360   $17.24
 3/8/2011 3010   $17.33
 3/9/2011 1070   $17.27
 3/9/2011 (70)  $17.25
 3/10/2011 30980   $17.13
 3/10/2011 (100)  $17.06
 3/11/2011 130   $17.15
 3/14/2011 27060   $17.16
 3/14/2011 (440)  $17.12
 3/15/2011 10175   $16.76
 3/15/2011 (300)  $16.80
 3/16/2011 40300   $16.71
 3/17/2011 530   $16.74
 3/17/2011 (301)  $16.73
 3/18/2011 733   $16.85
 3/18/2011 (273)  $16.81
 3/23/2011 2323   $17.05
 3/23/2011 (600)  $17.08
 3/25/2011 310   $17.68
 3/28/2011 300   $17.78
 3/28/2011 (460)  $17.74
 3/29/2011 1300   $17.86
 3/29/2011 (207)  $17.84
 3/30/2011 3615   $18.12
 3/31/2011 3976   $18.15
 4/4/2011 150   $18.48
 4/4/2011 (455)  $18.47
 4/5/2011 225   $18.51
 4/5/2011 (30)  $18.50
 4/6/2011 75   $18.44
 4/6/2011 (270)  $18.42
 4/8/2011 335   $18.22
 4/11/2011 (55)  $18.12
 4/12/2011 950   $17.93
 4/13/2011 (980)  $17.97
 4/14/2011 310   $17.96
 4/15/2011 1060   $18.13
 4/18/2011 100   $17.78
 4/19/2011 370   $17.95
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SunAmerica Focused Alpha Large-Cap Fund, Inc.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   April 29, 2011